UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALSET CAPITAL ACQUISITION CORP.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

02115M 109

(CUSIP Number)

Heng Fai Ambrose Chan

Chief Executive Officer

Alset Capital Acquisition Corp.

4800 Montgomery Lane, Suite 210

Bethesda, MD 20814

Telephone: 301-971-3955

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 2, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02115M 109

1	Names of Reporting Person. Alset Acquisition Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,630,000 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 2,630,000 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,630,000 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.1% (3)
14	Type of Reporting Person OO

(1)

Includes (i) 2,156,250 of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Shares”), which are automatically convertible into the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Shares” and together with the Class B Common Shares, the “Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-262152) and (ii) 473,750 Class A Common Shares underlying units (each consisting of one share of Class A common stock, $0.0001 par value, one-half of one redeemable warrant, and one right to receive one-tenth (1/10) of one Class A Common Share upon the consummation of the Issuer’s initial business combination), acquired pursuant to a Placement Unit Purchase Agreement by and between Alset Acquisition Sponsor, LLC and the Issuer.

(2)	Excludes (i) 47,375 Class A Common Shares which may be acquired upon the conversion 473,750 private placement rights upon the consummation of the Issuer’s initial business combination and (ii) 236,875 Class A Common Shares issuable upon exercise of 236,875 private placement warrants.
(3)	Based on 2,449,786 Class A Common Shares and 2,156,250 Class B Shares outstanding as of August 22, 2023.

CUSIP No. 02115M 109

1	Names of Reporting Person. Heng Fai Ambrose Chan
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,010(1)
	8	Shared Voting Power (see Item 5 below) 2,681,790 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 2,681,790 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,694,800 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 58.5% (3)
14	Type of Reporting Person IN

(1)	Includes (i) 2,156,250 of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Shares”), which are automatically convertible into the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Shares” and together with the Class B Common Shares, the “Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-262152), (ii) 473,750 Class A Common Shares underlying units (each consisting of one share of Class A common stock, $0.0001 par value, one-half of one redeemable warrant, and one right to receive one-tenth (1/10) of one Class A Common Share upon the consummation of the Issuer’s initial business combination), acquired pursuant to a Placement Unit Purchase Agreement by and between Alset Acquisition Sponsor, LLC and the Issuer, (iii) 51,790 shares of Class A Common Shares held by Alset Inc., over which Mr. Chan may be deemed to possess indirect beneficial ownership as the Chief Executive Officer and Chairman of Alset Inc., and (iv) 13,010 Class A Common Shares owned directly by Mr. Chan.
(2)	Excludes (i) 47,375 Class A Common Shares which may be acquired upon the conversion 473,750 private placement rights upon the consummation of the Issuer’s initial business combination and (ii) 236,875 Class A Common Shares issuable upon exercise of 236,875 private placement warrants.
(3)	Based on 2,449,786 Class A Common Shares and 2,156,250 Class B Shares outstanding as of August 22, 2023.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Alset Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”) and Heng Fai Ambrose Chan (the “Reporting Persons”).

Item 1.	Security and Issuer

Securities acquired: Class A common stock, $0.0001 par value (“Class A Common Shares”)

Issuer:	Alset Capital Acquisition Corp. (the “Issuer”)
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

Item 2.	Identity and Background

(a) This statement is filed by:

(i)	the Sponsor, which is the holder of record of approximately 57.1% of the issued and outstanding shares of all classes of common shares of the Issuer (4,606,036) outstanding as of August 22, 2023, based on the number of issued and outstanding Class A Common Shares (2,449,786) and Class B common shares, $0.0001 par value (“Class B Common Shares” and together with the Class A Common Shares, the “Shares”) (2,156,250).

(ii)	Heng Fai Ambrose Chan is the Chief Executive Officer of the sole member of the Sponsor, and is the Chief Executive Officer and control person of the entities which own the Sponsor’s sole member. By virtue of this relationship, Mr. Chan may be deemed to share beneficial ownership of the securities held of record by the Sponsor. Mr. Chan disclaims any such beneficial ownership except to the extent of his pecuniary interest.

All disclosures herein with respect to any Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 4800 Montgomery Lane, Suite 210, Bethesda, MD 20814.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the IPO (as defined below) and potential business combination.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Mr. Chan is a citizen of Republic of Singapore.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

On August 2, 2023, Alset Inc. acquired 25,000 shares of the Issuer’s Class A Common Stock. This transaction was executed in multiple trades at prices ranging from $4.75 to $7.615, a weighted average price of $6.42.*

On August 2, 2023, Alset Inc. acquired 7,519 shares of the Issuer’s Class A Common Stock. This transaction was executed in multiple trades at prices ranging from $4.68 to $8.02, a weighted average price of $6.90.*

On August 3, 2023, the reporting person directly acquired 5,000 shares of the Issuer’s Class A Common Stock. This transaction was executed in multiple trades at prices ranging from $6.71 to $8.12, a weighted average price of $7.63.*

On August 3, 2023, the reporting person directly acquired 8,000 shares of the Issuer’s Class A Common Stock. This transaction was executed in multiple trades at prices ranging from $6.85 to $8.275, a weighted average purchase price of $7.72.*

On August 4, 2023, the reporting person directly acquired 10 shares of the Issuer’s Class A Common Stock at $7.00 per share.

On August 3, 2023, Alset Inc. acquired 15,000 shares of the Issuer’s Class A Common Stock. This transaction was executed in multiple trades at prices ranging from $6.84 to $8.36, a weighted average purchase price of $7.66.*

On August 3, 2023, Alset Inc. acquired 3,871 shares of the Issuer’s Class A Common Stock. This transaction was executed in multiple trades at prices ranging from $6.68 to $8.00, a weighted average purchase price of $7.72.*

On August 4, 2023, Alset Inc. acquired 400 shares of the Issuer’s Class A Common Stock. This transaction was executed in multiple trades at prices ranging from $7.24 to $7.78, a weighted average purchase price of $7.40.*

*The reporting person hereby undertakes to provide, upon request of the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares and prices at which the transactions were effected.

The information set forth above was previously reported on Form 4s filed on August 3, 2023 and August 7, 2023.

Item 4.	Purpose of the Transaction

In connection with the organization of the Issuer, on November 8, 2021, 2,156,250 Class B Common Shares (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated November 8, 2021, between the Sponsor and the Issuer (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

On February 3, 2022, simultaneously with the consummation of the Issuer’s initial public offering (the “IPO”), the Sponsor purchased 473,750 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Placement Unit Agreement, dated January 31, 2022, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each placement unit is comprised of one share of Class A common stock, one-half of one warrant and one right. Each placement right entitles the holder thereof to receive one-tenth (1/10) of one share of Class A common stock upon the consummation of an initial business combination (as described more fully in the Issuer’s Final Prospectus dated January 31, 2022).

The Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of Common Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Common Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote the Founder Shares, the Shares included in the Placement Units and any public shares owned by them in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Second Amended and Restated Certificate of Incorporation with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares and the Shares included in the Placement Units) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Second Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares (as defined below) and the Shares included in the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Reporting Persons may, at any time and from time to time, review or reconsider their positions, change their purposes or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Shares beneficially owned by the Reporting Persons (on the basis of a total of 4,606,036 Shares, based on (x) the number of issued and outstanding Class A Common Shares (2,449,786) and Class B common shares (2,156,250)) are as follows:

Alset Acquisition Sponsor, LLC
a)		Amount beneficially owned: 2,630,000	Percentage: 57.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	2,630,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	2,630,000
	iv.	Shared power to dispose or to direct the disposition of:	0

Heng Fai Ambrose Chan
a)		Amount beneficially owned: 2,694,800	Percentage: 58.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	13,010
	ii.	Shared power to vote or to direct the vote:	2,681,790
	iii.	Sole power to dispose or to direct the disposition of:	13,010
	iv.	Shared power to dispose or to direct the disposition of:	2,681,790

Heng Fai Ambrose Chan has voting and dispositive power over the Shares held by the Sponsor. As such, he may be deemed to have beneficial ownership of the Shares held directly by the Sponsor. Such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on November 8, 2021, 2,156,250 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Subscription Agreement. The Subscription Agreement provided that up to 281,250 Founder Shares purchased by the Sponsor are subject to forfeiture to the extent that the underwriters of the IPO do not exercise their over-allotment option in full. The underwriters exercised the over-allotment option in full.

Under the Purchase Agreement, the Sponsor acknowledged that the Founder Shares would be subject to certain lock-up provisions to be contained in the Insider Letter (as defined below). The description of the lock-up is described further under “Insider Letter” in this Item 6 below.

The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 originally filed by the Issuer with the SEC on December 20, 2021 (and is incorporated by reference herein as Exhibit 10.1).

Placement Unit Purchase Agreement between the Issuer and Sponsor

On February 3, 2022, simultaneously with the consummation of the IPO, the Sponsor purchased 473,750 Placement Units pursuant to a Placement Unit Purchase Agreement. The Placement Units and the securities underlying the Placement Units are subject to a lock-up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Placement Unit Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 4, 2022 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On January 31, 2022, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote the Founder Shares, the Shares included in the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Second Amended and Restated Memorandum and Articles of Association with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares and the Shares included in the Placement Units) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and the Shares included in the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The Insider Letter provides that the Sponsor may not transfer any Founder Shares (except to certain permitted transferees as described in the Insider Letter) until the earlier of (i) six months after the date of the consummation of the Issuer’s initial business combination or (ii) subsequent to the Company’s initial Business Combination, (x) if the reported last sale price of the Common Stock equals or exceeds US $12.00 per share (as adjusted for share subdivisions, share dividends, right issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our shareholders having the right to exchange their shares for cash, securities or other property.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on February 4, 2022 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On January 31, 2022, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on February 4, 2022 (and is incorporated by reference herein as Exhibit 10.4).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated November 8, 2021, between the Registrant and Alset Acquisition Sponsor LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on January 13, 2022).

Exhibit 10.2	Placement Unit Purchase Agreement, dated January 31, 2022, between the Company and Alset Acquisition Sponsor, LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K/A filed by the Issuer with the SEC on February 8, 2022).

Exhibit 10.3	Letter Agreement, dated January 31, 2022, among the Company, the Alset Acquisition Sponsor, LLC and each of the executive officers and directors of the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by the Issuer with the SEC on February 8, 2022).

Exhibit 10.4	Registration Rights Agreement, dated as of January 31, 2022, by and between the Issuer and certain security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K/A filed by the Issuer with the SEC on February 8, 2022).

Exhibit 99.1	Joint Filing Agreement, by and between the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on February 10, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2023	Alset Acquisition Sponsor, LLC

	By:	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer of Alset SPAC Group Inc., its Sole Member

Date: August 22, 2023		/s/ Heng Fai Ambrose Chan
Heng Fai Ambrose Chan